Exhibit 4.17

TRADEMARK LICENSE AGREEMENT AND OTHER COVENANTS

This Trademark License Agreement and Other Covenants (“Agreement”), dated as of March 3, 2023, is executed by and between:

(I)	AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A., a Brazilian corporation enrolled with the Brazilian Taxpayer’s Registry (CNPJ) under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000, herein represented in accordance with its Bylaws, (“Licensor”); and

(II)	EMERGÊNCIA PARTICIPAÇÕES S.A., a company organized under the laws of Brazil enrolled with the Brazilian Taxpayer’s Registry (CNPJ) under No. 10.645.019/0001-49, with head office at Avenida Angélica, No. 2346, 5th floor, room 04, Consolação, in the City and State of São Paulo, Zip Code 01.228-200, herein represented in accordance with its corporate documents, (“Licensee”).

Licensor and Licensee are herein jointly referred to as “Parties” and individually referred to as a “Party”.

RECITALS

(a)                WHEREAS Licensor is a holding company with investments in entities that perform activities related to the collection, transport, management and recovery of waste, reverse manufacturing, prevention, training and emergency assistance;

(b)                WHEREAS, on July 5, 2022, Licensor and Licensee, among others, have entered into a certain business combination agreement by which the Parties have agreed on the terms of a joint investment in Licensee (“Transaction”) and, on the date hereof, Licensor is the direct controlling shareholder of Licensee;

(c)                WHEREAS, the Licensee and the Beneficiaries will be granted a temporary license to use the Licensed Trademarks (as defined below);

(d)                WHEREAS, Licensor is the sole and legitimate owner of the Licensed Trademarks (as defined below) and is willing to grant to Licensee and the Beneficiaries a license to use the Licensed Trademarks in connection with the provision of environmental-related services within the terms and provisions of this Agreement.

NOW, THEREFORE, the Parties hereto agree to execute this Agreement, according to the terms and conditions below:

1.       DEFINITIONS

1.1               For the purpose of this Agreement, the following capitalized terms have the meanings specified or referred in this Section 1:

“Affiliate” shall mean, with respect to Licensee or Licensor, any other entity that is directly or indirectly controlled by, or is under common control with, Licensee or Licensor, as applicable. The term “control” (including its correlative meanings “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Beneficiaries” shall mean the Licensee’s Subsidiaries and its controlling shareholder.

“Goodwill” shall mean all the goodwill associated with, corresponding to, symbolized by and/or embodied in the business in which the Licensed Trademarks is used by Licensor and/or any of its Affiliates.

“Licensed Trademarks” shall mean all the trademarks owned and to be owned by the Licensee related to the names: “Grupo Ambipar”, “Ambipar” and “Ambipar Response”.

“Licensee” shall have the meaning set forth in the Preamble hereto.

“Licensor” shall have the meaning set forth in the Preamble hereto.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity.

“Services” means the emergency response services provided by the Licensor’s Affiliates, in Brazil or abroad.

“Subsidiaries” shall mean any controlled entity by Licensee.

“Territory” shall mean any country or territory where Licensee’s Affiliates operates or have business.

“Third Party” shall mean any Person, company, or any other entity other than the Parties;

“Transaction” shall have the meaning set forth in the Recitals hereto.

2.	LICENSE

2.1.	Beginning on the date hereof, the Licensor hereby grants to the Licensee and the Beneficiaries a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the Licensed Trademarks, in the Territory, in connection with the provision of the Services during the term of this Agreement, as set forth in Section 7. For clarification purposes, the Parties agree hereby that the Licensor shall not license, assign nor transfer, the Licensed Trademarks to any Third Party, except any license, assign or transfer to any Licensor’s Affiliates, provided that with prior written consent from Licensee in case: (i) such Licensor’s Affiliates is deemed a competitor of the Licensee or (ii) of license, assignment or transfer of trademarks related to Ambipar Response.

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2.1.1.       Notwithstanding the terms of this Agreement, the Parties may use their own trademarks (including the Licensed Trademarks) on their sole purpose, observing the provisions of Section 2.1 above, and nothing in this Agreement may be interpreted in a way that refrain the Parties to use their own trademarks and any pre-existing intellectual property rights. The Licensor and the Licensee shall prevent from using the Licensed Trademarks in anyway that may harm and impair the image and reputation of the other Party, and the breach of such provision shall subject to the indemnifiction set forth in Section 9 herein.

3.	PAYMENT

3.1.	Licensee shall, during the term of the Agreement, pay to Licensor a royalty equivalent to thirty thousand Dollars (USD 30,000.00) per year (“Royalties”). The annual payment shall be made in each anniversary of the date of this Agreement.

3.3.	All payments to be made from Licensee to Licensor shall be paid net of any discounts, deductions, and withholdings for or because of tax, set-offs or counterclaims, so that Licensee shall gross-up any such remittances, so that Licensor shall receive the Royalties as if no discounts, deductions, and withholdings, set-offs or counterclaims would have been imposed.

4.	USE OF LICENSED TRADEMARKS AND QUALITY CONTROL

4.1.	Licensee acknowledges the Goodwill and reputation associated with the Licensed Trademarks and shall use the Licensed Trademarks in a manner that maintains and promotes such valuable Goodwill and reputation and shall refrain from taking any action that is reasonably likely to impair the Goodwill and/or reputation of the Licensed Trademarks. Licensee shall fully cooperate with Licensor to protect the Licensed Trademarks and the Goodwill it represents.

4.2.	Licensee and the Beneficiaires shall use the Licensed Trademarks in accordance with the specific instructions provided by Licensor, and only in connection with the Services. Licensee and the Beneficiaires shall not modify or alter, in any way or manner, the Licensed Trademarks without Licensor’s prior written consent.

4.3.	Licensee and the Beneficiaires shall use the Licensed Trademarks within the limits of layout, presentation, and protection of the activities/Services identified by the processes before the Brazilian Patents and Trademarks Office (“INPI”).

4.4.	Licensee undertakes not to (a) contest, impair or challenge in any way Licensor’s ownership of the Licensed Trademarks; (b) interfere in any use of the Licensed Trademarks by Licensor, observing the provisions of Section 2.1 above; or (c) diminish or in any way dilute the value, distinctiveness, fame, enforceability, validity or Goodwill associated with the Licensed Trademarks.

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4.5.	If and when requested, Licensee shall within five (5) business-days of the receipt of Licensor’s writen request supply Licensor with samples of the advertising materials, or any other material issued or employed by Licensee in connection with the Services as the Licensor reasonably deems necessary to ensure that Licensee is complying with the use standards provide by Licensor.

4.6.	Licensor or its agents or representatives may, at its own expense and upon giving a five (5) business-day prior written notice to Licensee, dispatch personnel to the premises of Licensee or its sublicenses during Licensee’s regular business hours, as previously scheduled with Licensee, in order to check the compliance with the quality standards and the service specifications.

4.7.	As soon as Licensor becomes aware of that the Services do not meet the service specifications and/or the quality standards, Licensor shall give written notice of the same to Licensee and Licensee shall comply with all the relevant instructions received from Licensor.

4.8.	Licensee undertakes to render and provide the Services in accordance with the legislation and rules applicable in the Territory, including, but not limited to, laws and rules related to health, consumers, safety and sanitary regulation, making its best efforts to render and provide the Services in accordance with high prestige and standards detailed in this Agreement.

5.	OWNERSHIP AND PROTECTION OF THE LICENSED TRADEMARKS

5.1.	Licensee acknowledges that Licensor is the exclusive owner of all possible rights, titles and interests in and to the Licensed Trademarks in any form or embodiment thereof, and that Licensor is the exclusive owner of any possible Goodwill attached, or which shall become attached, to the same in connection with the business, goods, products or services in relation to which the same have been, are or shall be used. Licensee’s use of the Licensed Trademarks under this Agreement shall inure to the exclusive benefit of Licensor. Licensee acknowledges that Licensor owns all due powers to execute the present Agreement, and that nothing in this Agreement may harm Third Party’s rights.

5.2.	Licensee undertakes not to perform or permit the Beneficiaries to perform any act that jeopardizes or invalidates the Licensed Trademarks or prejudices the right, title or interest of Licensor in the same or in the attached Goodwill. Licensee shall indemnify Licensor over any proven violation or misconduct performed by Beneficiaries, as set forth in Section 9 below.

5.3.	Licensee and the Beneficiaires shall not challenge the ownership, validity or enforceability of the Licensed Trademarks.

5.4.	Licensee hereby (a) undertakes not to seek to register the Licensed Trademarks or any variation thereof; (b) acknowledges that the use of the Licensed Trademarks shall not create any right, title or interest therein and that any and all use shall inure to the benefit of Licensor; and (c) undertakes to safeguard the rights, titles and interests of Licensor and keep a record and dated evidence of the use of the Licensed Trademarks.

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5.5.	Licensee shall, upon Licensor’s request, and at Licensor's expense, give to Licensor or its authorized representative any information as to its use of the Licensed Trademarks which Licensor reasonably requires, and shall endeavour its best efforts to render the assistance reasonably required by Licensor in maintaining the registration of the Licensed Trademarks.

5.6.	Licensee shall not make any representation or perform any act which may be taken to indicate that it has any right, title or interest in or to the ownership or use of the Licensed Trademarks, or the Goodwill except under the terms of this Agreement and acknowledges that nothing contained in this Agreement shall give Licensee any right, title or interest in or to the Licensed Trademarks or the Goodwill other than those specifically and expressly granted hereby.

5.7.	The use of the Licensed Trademarks by Licensee shall be at all times carried out so as to maintain its distinctiveness and reputation as determined by Licensor in this Agreement, and Licensee shall forthwith cease any use of the Licensed Trademarks not consistent therewith as Licensor reasonably requires in accordance with this Agreement.

5.8.	Licensor shall endeavour its best efforts to maintain the registration of all the Licensed Trademarks before the competent authorities as reasonably required by applicable Law, and shall pay all necessary costs and fees required thereto.

6.	INFRINGEMENT

6.1.	Should the Licensee, its Beneficiaries, or the Licensor become aware of any infringement or potential infringement by or against any Licensed Trademarks, the Parties shall promptly provide written notice thereof to the affected Party, including all known or ascertainable facts, as well as copies of written correspondence, relating thereto. For clarification purposes, the wording of this Section shall not, by any means, imply that Licensee shall make any inquires, searches or hire any profesional services to track any infringement or potencial infrigiment in connection with the Licensed Trademarks.

6.2.	Licensee will give Licensor, within ten (10) business-days as of the date that the Licensee becomes aware of such claim, written notice of any threat, warning or notice of any claim related to the Licensed Trademarks.

6.3.	Licensee shall, as soon as it becomes aware thereof, and at its own expense, give Licensor written notice of any use or proposed use in the Territory by any Third Party of any trade names, trademarks, service marks, domain names, designs, logos, designations of origin or any other distinctive signs, and/or any advertising or promotional materials or any other materials or information which constitute or could reasonably be expected to constitute infringement of the Licensed Trademarks or which might constitute an act of unfair competition with respect thereto. For clarification purposes, the wording of this Section shall not, by any means, imply that Licensee shall make any inquires, searches or hire any profesional services to track any infringement or potencial infrigiment in connection with the Licensed Trademarks. If the Parties become aware of the fact that any Third Party alleges that the Licensed Trademarks is invalid or that the use of the

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Licensed Trademarks infringes any rights of such Third Party and/or any other Third Party, and/or if the Parties become aware of the fact that the Licensed Trademarks have been challenged or are threatened to be challenged, the Parties shall immediately give the other Party written notice thereof and shall make no comment or admission to any Third Party in respect thereof without aligning strategies..

6.4.	Notwithstanding the foregoing, Licensor shall have the right to initiate and control, at its sole discretion and cost, any infringement, opposition, cancellation or other proceedings to enforce the Licensed Trademarks, as the case may be, in the Territory.

6.5.	At the request of Licensor, and, at Licensor’s expense if applicable according to the aligned strategy provided on Section 6.3, Licensee shall reasonably cooperate with Licensor in any action brought or threatened in respect of the Licensed Trademarks.

6.6.	Licensee shall, upon Licensor’s reasonable request, take all such steps as Licensor may require in order to assist the Licensor in maintaining the validity and enforceability of the Licensed Trademarks.

7.	TERM AND TERMINATION

7.1.	This Agreement will become effective on the date hereof and shall remain in force for indefinite period of time and may be terminated (i) by mutual agreement of the Parties, (ii) in case of a material breach, as provided for in Section 7.2, and (iii) by any of the Parties through written notice delivered with at least ninety (90) calendar days in advance.

7.2.	Licensor shall provide Licensee with written notice of any of the aforementioned material breach of this Agreement. After receiving such notice, Licensee shall remedy such breach to the reasonable satisfaction of Licensor within 30 (thirty) calendar days of the delivery of notice of such breach by Licensor to Licensee. If Licensee does not cure such breach within such 30 (thirty) calendar days period, Licensor may terminate this Agreement in its entirety without prejudice, however, to any other right or remedy Licensor may have against Licensee hereunder or by law.

7.3.	Similarly, each Party maintains the right to terminate this Agreement, upon written notice to the other Party, in the event Licensee becomes unable to pay its debts or enters into any arrangement or composition with its creditors or is adjudicated bankrupt or enters into liquidation whether voluntarily or compulsorily (except for the purpose of amalgamation or reconstruction) or has a receiver, manager, custodian or administrator (or any equivalent), whether permanent or temporary, appointed to overlook its assets, or such Party has its business taken over, nationalized or closed down (in whole or in part) by the executive or judicial authorities in the Territory.

7.4.	Licensee shall terminate this Agreement upon written notice to Licensor in the event: (i) Licensor ceases, for any reason, to be the owner of all possible rights, titles and interests in and to the Licensed Trademarks in any form or embodiment thereof; or (ii) Licensor uses the Licensed Trademarks in anyway that may harm and impair the Licensee’s image and reputation.

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7.5.	Upon termination of this Agreement for whatever reason, Licensee shall immediately (i) cease to use in any manner and for any purpose the Licensed Trademarks in its new materials; (ii) not make any reference to Licensor, the services, trade or business of Licensor in its printed materials, in order not to generate any confusion between the Licensor's and Licensee’s products and (iii) not exercise, directly or indirectly, any rights granted to Licensee pursuant to this Agreement.

7.6.	Furthermore, any Party may, without prejudice to its other remedies, terminate this Agreement forthwith by notice in writing to the other Parties if either or both of such other Parties:

(a)	commits a breach of this Agreement, provided that if the breach is capable of remedy the termination notice will only be given if the Party in breach will not have remedied the same within 30 (thirty) days of having been given notice in writing specifying the breach and requiring it to be remedied;

(b)	enters into compulsory or voluntary liquidation, or has a receiver, manager or administrator appointed to control any of its assets, subject always to any mandatory provisions of the applicable local law; or

(c)	is unable to pay its debts as they fall due or is otherwise insolvent, enters into any general compromise or similar arrangement with its creditors or any class of creditors, or ceases to carry on business, subject always to any mandatory provisions of applicable local law.

7.7.	Termination of this Agreement will not affect any obligations which are expressed to continue after termination or any provisions which, in order to give effect to their meaning, need to survive termination, nor the respective rights and liabilities of the Parties accrued prior to such termination, all of which will remain in full force and effect thereafter.

8.	REPRESENTATIONS AND WARRANTIES

8.1.	Licensor represents and warrants that (i) it owns all right, title and interest in and to the Licensed Trademarks, (ii) such ownership is not subject to any lien or other encumbrance, and (iii) it has all rights and authority necessary to grant the license to Licensee hereunder and execute this Agreement.

8.2.	Licensor represents and warrants that, to the best of its knowledge, as of the date hereof, (i) no Third Party is infringing or otherwise violating the Licensed Trademarks, and (ii) no action, suit or other proceeding involving the Licensed Trademarks has been brought or, to Licensor's knowledge, threatened.

8.3.	Without prejudice to other representations and warranties contained in this Agreement, each party hereby represents and warrants to the other party that:

(a)	It is duly organized, validly existing and in conformity with their local laws;

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(b)	It has the powers and authority necessary to enter into this Agreement, comply with the obligations assumed by it hereby and consummate the transactions herein contemplated, and no other action is necessary to authorize the execution, delivery, and performance of this Agreement.

9.	INDEMNITY

9.1.	Each Party shall indemnify the other Party and its Affiliates and hold them fully harmless from and against any and all direct damages, claims, liabilities, losses, and expenses arising out of or based upon any breach of any representation or warranty made by it under this Agreement.

9.2.	Each Party shall be liable for, and will indemnify the other Party against any and all liabilities, losses (excluding loss of profits or loss of business opportunity), direct damages, costs, legal costs, professional and any other expenses of any nature whatsoever incurred or suffered by the innocent Party arising out of any breach of any obligation hereunder, as well as of any dispute or contractual, tortious or other claims or proceedings brought against the innocent Party by a Third Party claiming relief by reason of the use by the Party in breach, the Beneficiaires or by its sublicensees of the Licensed Trademarks, exempting the innocent Party from any responsibility in this regard.

10.	MISCELLANEOUS

10.1.	Governing Law; Dispute Resolution. This Agreement and all actions contemplated hereby shall be governed by, construed, interpreted and enforced in accordance with the laws of Brazil. The Parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement. Any and all dispute arising out of or in connection with this Agreement, including without limitation, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the Parties shall be finally settled in the courts of the city of São Paulo, State of São Paulo, Brazil.

10.2.	Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights and obligations under this Agreement without the prior written consent of the other Party.

10.3.	Confidentiality. This Agreement is executed under absolute confidentiality and the Parties undertake to keep absolute secrecy on the negotiations and understandings among the Parties concerning the terms, intentions and information herein contained or exchanged in view of the negotiations object of this Agreement, except as expressly authorized in writing by the Parties herein or, unless in the view of a Party’s counsel, disclosure is required by law, rule, regulation or order or required by a court, regulatory body, administrative agency, security regulators or other governmental or self-regulatory body with jurisdiction over such disclosing Party.

10.4.	Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any way, the validity, legality or enforceability of the other provisions will not be affected or, in any way, impaired, remaining in full force and effect, and the Parties shall negotiate in good faith the replacement of the provision declared void, annulled, illegal or unenforceable by another valid, legal and enforceable provision that, as much as possible and effectively, maintains the economic effects and other relevant implications of the provision declared void, annulled, illegal or unenforceable.

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10.5.	Entire Agreement. This Agreement constitutes the entire agreement among the Parties on the matters referred to herein and supersede any and all previous agreements and understandings, oral or written, among the Parties relating to the subject matter hereof.

10.6.	Amendments. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

10.7.	Invalid Provisions. Should any provision herein be deemed invalid, illegal or unenforceable in any aspect, the validity, legality or enforceability of the other provisions contained herein shall not be affected or hindered in any way as a result of such fact. The Parties shall negotiate, in good faith, the replacement of the invalid, illegal or unenforceable provision for valid, legal and enforceable provisions the economic effect and other relevant implications of which are as close as possible to the economic effect and other relevant implications of the invalid, illegal or unenforceable provision.

10.8.	Waiver and Tolerance. Each of the Parties acknowledge that, except if otherwise provided for herein in writing: (i) the partial exercise, the non-exercise, the granting of a term, the forbearance or the delay in regard to any right granted to them by this Agreement and/or by Law shall not constitute renewal or waiver of such right, nor shall it impair its exercise in the future; (ii) the waiver of any right shall be interpreted in a restrict manner, and shall not be considered to be a waiver of any other right granted by this Agreement or by Law to any of the Parties; and (iii) any waivers shall only be considered as such if granted in writing.

10.9.	Notices. All notices under this Agreement shall be made in writing and shall be delivered personally, by e-mail or by registered post (always with receipt confirmation) at the addresses indicated below, to the attention of the persons indicated below, or as otherwise specified by the relevant Party by written notice:

(i)	If to Licensor:
Ambipar Participações e Empreendimentos S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo - SP Brazil
Attention: Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo
Email: luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

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(ii)	If to the Licensee:
Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo - SP Brazil
Attention: Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo
Email: luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

10.9.1.       All notices sent in accordance with this section shall be deemed as having been delivered on the date of receipt thereof by the addressee at the correct address, except in case of notifications received outside of normal business hours, which shall be deemed to be received on the immediately subsequent Business Day.

10.10.	Electronic Execution. For all legal purposes, the Parties hereby covenant and agree that the execution of this Agreement (i) may occur electronically, pursuant to the terms of Medida Provisória No. 2.200, from August 24, 2001; (ii) even if one or more Parties execute this Agreement electronically on other location, the execution of this Agreement is carried out, for all purposes, in the City of São Paulo, State of São Paulo; and (iii) the execution date of this Agreement, for all purposes and effects, shall be the date stated in the first page of this Agreement. The Parties acknowledge that this Agreement, signed electronically, has full validity being equivalent to a physical document for all legal purposes, recognizing and stating all signatories hereto, pursuant to Article 10, paragraph 2 of Medida Provisória No. 2,200-2 of August 24, 2001, that the signature of this Agreement electronically through the Docusign platform is the signature method mutually chosen by all signatories as suitable to evidence the authorship and integrity of this instrument and grant it full legal effect, as if it was a physical document. All electronic signatures contained herein, as provided for in this Section, have full validity and are sufficient to confer authenticity, integrity, existence, validity and effectiveness to this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have duly caused this Agreement to be executed.

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:	/s/ Thiago da Costa Silva	By:	/s/ Luciana Freire Barca Nascimento
Name: Thiago da Costa Silva		Name: Luciana Freire Barca Nascimento
Title: Officer		Title: Officer

EMERGÊNCIA PARTICIPAÇÕES S.A.

By:	/s/ Thiago da Costa Silva	By:	/s/ Luciana Freire Barca Nascimento
Name: Thiago da Costa Silva		Name: Luciana Freire Barca Nascimento
Title: Officer		Title: Officer

WITNESSES:

By:	/s/ Ana Paula Gomes	By:	/s/ Camila Martins Chiquim Sena de Oliveira
Name: Ana Paula Gomes		Name: Camila Martins Chiquim Sena de Oliveira
ID: 416.648.378-17		ID: 224.849.918-35

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